Exhibit (k)(6)

ARCHSTONE ALTERNATIVE SOLUTIONS FUND
EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT is made as of the 25th day of May, 2016, by and between Archstone Alternative Solutions Fund, a Delaware statutory trust (the "Fund"), and A.P. Management Company, LLC, a New York limited liability company ("A.P.").  All capitalized terms used herein and not defined shall have the meaning ascribed to them in the registration statement of the Fund.

W I T N E S S E T H:

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end, management investment company; and

WHEREAS, A.P. serves as the investment adviser of the Fund pursuant to an agreement between A.P. and the Fund, dated as of June 23, 2015 (the “Investment Advisory Agreement”);

NOW, THEREFORE, the parties hereto agree as follows:

1.          A.P. (or an affiliate thereof) agrees to waive the fees payable to it under the Investment Advisory Agreement (the “Investment Advisory Fees”) or to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, but excluding Distribution and Shareholder Servicing Fees, interest, brokerage commissions and extraordinary expenses of the Fund) (“Operating Expenses”), to the extent necessary to limit the Operating Expenses of the Fund, other than the Management Fee, the Distribution  and Shareholder Servicing Fee and Acquired Fund Fees and Expenses, to 0.40% per annum of the Fund’s average monthly net assets (the “Expense Limitation”).

2.          This Agreement will remain in effect until terminated by the Fund.  The Fund may terminate this Agreement upon 30 days’ written notice to A.P.  This Agreement will terminate automatically upon the termination of the Fund’s Investment Advisory Agreement unless a new Investment Advisory Agreement with A.P. (or an affiliate of A.P.) to replace the terminated agreement becomes effective upon such termination.

3.          The Fund agrees to carry forward for a period not to exceed three (3) years from the end of the fiscal year in which an expense is incurred by A.P. any Operating Expenses in excess of the Expense Limitation that are paid or assumed by A.P. (or an affiliate of A.P.) pursuant to this Agreement (“Excess Operating Expenses”) and to reimburse A.P. (or an affiliate of A.P.) in the amount of such Excess Operating Expenses as set forth herein.  Such reimbursement will be made as promptly as possible, but only to the extent it does not cause the Operating Expenses for any year to exceed the Expense Limitation in effect at the time the expense was waived, paid or absorbed.  This Agreement shall terminate in the event A.P. or any affiliate of A.P. terminates the Investment Advisory Agreement without the consent of the Fund (other than a termination resulting from an “assignment,” as defined by the 1940 Act and the rules thereunder, of the Investment Advisory Agreement).

4.          This Agreement shall be construed in accordance with the laws of the state of New York and the applicable provisions of the 1940 Act.  To the extent the applicable law of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

5.          This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

ARCHSTONE ALTERNATIVE SOLUTIONS FUND

By:	/s/ Joseph S. Pignatelli
Name: Joseph S. Pignatelli
Title: Chief Executive Officer

A.P. MANAGEMENT COMPANY, LLC

By:	/s/ David R. Parker
Name: David R. Parker
Title: Chief Operating Officer